Page 1 of 17 Pages

As filed with the Securities and Exchange Commission on April 1, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common shares of Beneficial Interest

(Title of Class of Securities)

693434102

(CUSIP Number)

REIT Redux LP

14901 Quorum Dr, Suite 900

Dallas TX 75254

(214) 420-5912

Fax (214) 206-9991

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6934341029	Page 2 of 17 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. REIT Redux LP IRS EIN 26-3332258
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 109,935
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,935
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 3 of 17 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. Robert J. Stetson
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,400
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 63,400
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 4 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Joe C. Longbotham
2.	Check the Appropriate Box if a Member of a Group (a.) ☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,618
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,618
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,618
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 5 of 17 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of above person. B.T. Interest, Ltd. IRS EIN 27-5333069
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,418
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 6 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Lonnie & Rosalie Whatley Family LLC
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,212
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,212
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,212
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 7 of 17 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David West
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 6934341029	Page 8 of 17 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . West Partners L.P. EIN 27-1454074
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 6934341029	Page 9 of 17 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David Martin West Asset Trust
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,857
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,857
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 10 of 17 Pages

Item 1.     Security and Issuer

This Amendment No.2 (this "Amendment No.2") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D" and, together with Amendment No.1 to the Original Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2013 and Amendment No.2 this "Schedule 13D") filed with the SEC on April 1, 2013 and relates to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of PMC Commercial Trust, a Texas real estate investment trust (the "Company"), whose principal executive offices are located at 17950 Preston Road, Suite 600, Dallas, Texas 75254. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No.2 and not otherwise defined herein have the meaning ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented herein or by Amendment No.1 thereto, the Original Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.     Purpose of Transaction.

On May 16, 2013, Messrs. Stetson and Kropp on behalf of the Reporting Persons sent a letter by email and regular mail to the Company and its Trust Managers. This letter is attached as Exhibit 2.

CUSIP No. 6934341029	Page 11 of 17 Pages

Other than the foregoing, there have been no other changes to the plans or proposals of the Reporting Persons. Although the foregoing represents the current plans and intentions of the Reporting Persons, it should be noted that such plans and intentions may change at any time. Accordingly, the Reporting Persons are continuously reviewing all aspects of their Share position. Consequently, the Reporting Persons expressly reserve the right to sell or otherwise dispose of all or part of their Share position and may do so at any time. Whether the Reporting Persons decide to acquire additional Shares or sell some or all of the Shares that they now own will depend upon circumstances existing from time to time, many of which the Reporting Persons cannot control, including market conditions and any response that the Company may make to any efforts of the Reporting Persons to acquire control of the Company.

Item 5.     Interest in Securities of the Issuer.

The Reporting Persons as a group own 582,140 Shares, or approximately 5.5% of the outstanding Shares. There are no Agreements between the Reporting Persons, legal or otherwise, concerning voting or dispositive power at this time other than between Mr. Stetson and REIT Redux LP as stated below.

Mr. Stetson may be deemed to beneficially own the 109,935 Shares, or approximately 1.0% of the outstanding Shares, held by REIT Redux by virtue of his position as President of REIT Redux LLC, the general partner of REIT Redux LP, that has the power to vote and dispose of such Shares. Mr. Whatley may be deemed to beneficially own the 65,418 Shares, or approximately 0.6% of the outstanding Shares, held by B.T. Interest, Ltd. and the 39,212 Shares, or approximately 0.4% of the outstanding Shares, held by Lonnie & Rosalie Whatley Family LLC as a result of his power to vote and dispose of such Shares.  Mr. West may be deemed to beneficially own the 65,350 Shares, or approximately 0.6% of the outstanding Shares, held by West Partners L.P. and the 22,857 Shares, or approximately 0.2% of the outstanding Shares, held by the David Martin West Asset Trust as a result of his power to vote and dispose of such Shares.

The percentage of Shares outstanding reported as beneficially owner by each person herein on the date hereof is based on 10,589,554 Shares outstanding on March 3, 2013 as reported in the Company's Annual Report on From 10-K for the year ended December 31, 2012.

Information concerning transactions in equity securities of the Company effected by the Reporting Persons during the past 60 days is set forth on Schedule 1 hereto.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Other than as disclosed above, the Reporting Persons are not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

Ex 1	Joint filing Agreement, dated April 1, 2013 by and among the Reporting Persons

Ex 2	Letter dated May 16, 2013 from REIT Redux LP to Board of Trust Managers of PMC Commercial Trust

CUSIP No. 6934341029	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2013

REIT Redux LP
A Delaware Limited Partnership

By:	REIT Redux LLC
Its general partner

	By:	/s/ Robert J. Stetson
Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 13 of 17 Pages

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 1, 2013, by and among REIT Redux LP, Robert J. Stetson, Joe C. Longbotham, B.T. Interest, Ltd., Lonnie & Rosalie Whatley Family LLC, David West, West Partners L.P. and David Martin West Asset Trust.

Exhibit 2	Letter, dated May 16, 2013, from Robert Stetson and James Kropp of REIT Redux LP to Barry Imber, Chairman of the Governance Committee of Trust Managers with additional comments on the reason a New Trust Manager’s perspective would be useful to the Company.

CUSIP No. 6934341029	Page 14 of 17 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common shares of PMC Commercial Trust, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 1st day of April, 2013.

Date:  April 1, 2013

REIT Redux LP

By:	REIT Redux LLC, its general partner

	By:	/s/ Robert J. Stetson
	Name: Title:	Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 15 of 17 Pages

SCHEDULE 1

The following table sets forth information with respect to each transaction in Shares by the Reporting Persons during the past 60 days. All transactions were effected in privately negotiated transactions or on a national securities exchange through a broker and in each case reflect the trade date of such transactions.

Date	Purchaser	Number of Shares purchased	Price Per Share

3/18/2013	Joe C. Longbotham	841	7.19
3/21/2013	Joe C. Longbotham	130,700	7.65	*
3/21/2013	Robert Stetson	39,400	7.65	*
3/22/2013	Robert Stetson	1,205	7.25
3/22/2013	Robert Stetson	100	7.21
3/22/2013	Robert Stetson	2	7.19
4/12/2013	David Martin West Asset Trust	55	7.57
3/21/2013	David West	65,350	7.65	*
3/21/2013	West Partners L.P.	65,350	7.65	*
3/18/2013	B.T. Interest, Ltd.	2,446	7.14
3/19/2013	B.T. Interest, Ltd.	2,306	7.10
3/22/2013	B.T. Interest, Ltd.	52,288	7.65	*
3/22/2013	Lonnie & Rosalie Whatley Family, LLC	39,212	7.65	*
3/21/2013	REIT REDUX LP	7,700	7.65	*

___________

*	Privately negotiated transaction

CUSIP No. 6934341029	Page 16 of 17 Pages

Exhibit 2

REIT Redux LP

14901 Quorum Drove, Suite 900

Dallas TX 75254

214-420-5912

May 16, 2013

Board of Trust Managers

PMC Commercial Trust

17950 Preston Rd, Suite 600

Dallas TX 75252

Attn: Barry Imber, Chairman – Governance Committee

Gentlemen:

This is a followup letter to our correspondence of April 12, to-date unanswered.

In that letter, we suggested that Trust Managers consider an additional nominee, Mr Joe Longbotham, in order to inject a more significant ownership mentality to your Board.

We will share some observations from our review of the recently filed proxy statement that highlight the need for such a mindset given the mismatch of assets and overhead troubling PMC.

The Company uses as its Peer Group for Performance purposes “all listed publicly traded investment companies that have the primary focus of mortgage-based securities REITs and specialty finance REITs” per SNL Financial (item 5 of 10-K). The Company uses as its Peer Group for executive compensation purposes “specialty finance REITs, hospitality companies and other REITs that are comparable in size.”

1.	The Company’s Enterprise Value (EV) at $178MM is tiny in comparison with your stock performance Peer Group which has a median EV of $5,282MM and ranges in size up to $111,912MM. The executive compensation Peer Group seems slightly more comparable but, nonetheless, contains a number of companies (i.e., NY Mortgage Trust which is nearly 40x PMC’s size) too large by comparison to be meaningful.
2.	We have assembled a composite of your two different Peer Groups using companies that are below $1,000MM of EV (median of $344MM) to provide a better understanding of the how the Company compares. We’ll call this the “Comp Set” hereafter.
3.	The “overhead problem” (compared with asset size) might be best demonstrated by looking at non-interest expense over average assets – PMC ran at 4.1% for the year compared with 2.8% for the Comp Set (it was 0.9% for your stock selected Peer Group given the economies of scale of the large companies). The expense savings from running at that level could go to shareholders as dividends and might eventually narrow the gap between book value and the stock price.

CUSIP No. 6934341029	Page 17 of 17 Pages

4.	The Company’s Trust Managers earned about $175K cash compensation last year compared with a median of $40K for the Comp Set.
5.	The Company’s fees paid to its auditor were $1,258K compared with an average of $715K for the Comp Set.
6.	Compensation for CEO and CFO appeared to be in-line.

To repeat the proposition set forth in our last letter --new blood on the Board can assist in adding what we see as the appropriate sense of urgency in the key strategic decision of either entering an additional line of business or in quickly rightsizing PMC’s expenses.

In addition, we think that either the Governance Committee or the Compensation Committee should immediately address the issue of meeting fees for Trust Managers to prevent a repeat of the high costs of corporate governance experienced over the past couple of years.

Based on the above analysis, we are withholding our vote for all Directors and voting against the appointment of your current auditor but voting to approve the advisory vote on Executive Compensation.

We would be pleased to provide you with a copy of our analysis of the Comp Set.

Very truly yours,

REIT Redux LP

By	/s/ Robert J Stetson	and	/s/ James H Kropp
	Robert J Stetson		James H Kropp